Exhibit 99.2

HAPPY CITY HOLDINGS LIMITED
INDEX TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Table of content

Page(s)
Interim Condensed Consolidated Balance Sheets as of February 28, 2026 (Unaudited) and August 31, 2025	F-2
Interim Condensed Consolidated Statements of Income and Comprehensive Income for the Six Months Ended February 28, 2026, February 28, 2025 and February 29, 2024 (Unaudited)	F-3
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Six Months Ended February 28, 2026, February 28, 2025 and February 29, 2024 (Unaudited)	F-4
Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended February 28, 2026, February 28, 2025 and February 29, 2024 (Unaudited)	F-5
Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)	F-6 – F-31

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. dollars, except for number of shares)

	As of
	February 28, 2026	August 31, 2025
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$4,119,293	$3,369,647
Accounts receivable, net	36,607	31,731
Prepaid expenses, rental deposit and other receivables	460,865	401,490
Short-term investment	331,472	316,689
Inventories, net	17,257	35,179
Total current assets	4,965,494	4,154,736

Non-current assets
Property and equipment, net	1,747,664	2,080,011
Right-of-use assets, net	1,595,367	1,024,769
Deferred tax asset	295,662	296,275
Long-term rental and utility and other deposits	658,078	462,864
Total non-current assets	4,296,771	3,863,919
TOTAL ASSETS	$9,262,265	$8,018,655

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank borrowings – current	$3,070,258	$3,159,319
Accounts payable	290,232	272,173
Accrued expenses and other payables	1,035,776	672,456
Tax payable	18,337	18,375
Amounts due to directors	43,465	38,095
Amount due to a related party	1,151	512
Operating lease liabilities – current	1,027,368	831,297
Total current liabilities	5,486,587	4,992,227

Non-current liabilities
Deferred tax liabilities	255,362	255,892
Operating lease liabilities – non-current	909,035	564,039
Total non-current liabilities	1,164,397	819,931
TOTAL LIABILITIES	$6,650,984	$5,812,158

Shareholders’ equity
Class A Ordinary Shares (No par value per share; unlimited number of shares authorised; 17,772,000 and 7,212,000 shares issued and outstanding as of February 28, 2026, and August 31, 2025, respectively)	750,000	750,000
Class B Ordinary Shares (No par value per share; unlimited number of shares authorised; 12,000,000 shares issued and outstanding as of February 28, 2026, and August 31, 2025, respectively)*	1	1
Additional paid-in capital	6,967,820	4,011,020
Accumulated deficit	(5,193,340)	(2,574,523)
Accumulated other comprehensive loss	86,800	19,999
Total shareholders’ equity	2,611,281	2,206,497
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,262,265	$8,018,655

*	Retrospectively restated for effect of share recapitalization (Note 1)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME
(Amounts in U.S. dollars, except for number of shares)

	Six months ended
	February 28, 2026	February 28, 2025	February 29, 2024
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$2,321,605	$4,160,099	$3,437,904
Cost of revenues	(2,847,871)	(3,113,028)	(3,043,454)
Gross (loss) / profit	(526,266)	1,047,071	394,450

Operating expenses:
Selling and marketing expenses	(127,428)	(68,021)	(87,651)
Employee compensation and benefits	(564,166)	(152,855)	(143,597)
Other general and administrative expenses – third parties	(1,336,428)	(417,936)	(310,187)
Other general and administrative expenses – related parties	—	—	(16,910)
Total operating expenses	(2,028,022)	(638,812)	(558,345)

Income (loss) from operations	(2,554,288)	408,259	(163,895)

Other (expense) income:
Other income – third parties	47,101	6,059	32,152
Other income – related parties	—	—	84,063
Interest expenses	(111,630)	(107,058)	(85,450)
Total other (expense) income, net	(64,529)	(100,999)	30,765

Income (loss) before income taxes	(2,618,817)	307,260	(133,130)
Income tax (expense) benefit	—	(22,272)	42,885
Net income (loss)	(2,618,817)	$284,988	$(90,245)
Foreign currency translation adjustment	66,801	2,372	(2,648)
Total comprehensive income (loss)	(2,552,016)	$287,360	$(92,893)

Net income (loss) attributable to ordinary shareholders	(2,618,817)	284,988	$(90,245)
Earnings (loss) per share
Class A Ordinary Shares – Basic and diluted*	(0.14)	0.02	N/A
Class B Ordinary Shares – Basic and diluted*	(0.14)	0.02	(0.01)

Weighted average number of ordinary shares
Class A Ordinary Shares	7,269,863	6,000,000	N/A
Class B Ordinary Shares	12,000,000	12,000,000	12,000,000
Basic and diluted*	19,269,863	18,000,000	12,000,000

*	Retrospectively restated for effect share recapitalization (Note 1)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY
(Amounts in U.S. dollars, except for number of shares)

	Ordinary shares
	No. of Class B Ordinary Shares	Amount	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ deficit
Balance, August 31, 2023 (Audited)	12,000,000	$1	$(1,464,787)	$1,912	$(1,462,874)
Net income	—	—	(90,245)	—	(90,245)
Foreign currency translation adjustment	—	—	—	(2,648)	(2,648)
Balance, February 29, 2024 (Unaudited)	12,000,000	$1	$(1,555,032)	$(736)	$(1,555,767)

	Ordinary shares
	No. of Class A Ordinary Shares	Amount	No. of Class B Ordinary Shares	Amount	(Accumulated deficit)/ retained profit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
Balance, August 31, 2024 (Audited)	6,000,000	$750,000	12,000,000	$1	$(145,090)	$(2,939)	$601,972
Net income	—	—	—	—	284,988	—	284,988
Foreign currency translation adjustment	—	—	—	—	—	2,372	2,372
Balance, February 28, 2025 (Unaudited)	6,000,000	$750,000	12,000,000	$1	$139,898	$(567)	$889,332

	Ordinary shares
	No. of Class A Ordinary Shares	Amount	No. of Class B Ordinary Shares	Amount	Additional paid-in capital	(Accumulated deficit)/ retained profit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
Balance, August 31, 2025 (Audited)	7,212,000	$750,000	12,000,000	$1	$4,011,020	$(2,574,523)	$19,999	$2,206,497
Net income	—	—	—	—		(2,618,817)	—	(2,618,817)
Issuance of Class A ordinary shares	10,560,000	—	—	—	2,956,800	—	—	2,956,800
Foreign currency translation adjustment	—	—	—	—	—	—	66,801	66,801
Balance, February 28, 2026 (Unaudited)	17,772,000	$750,000	12,000,000	$1	$6,967,820	$(5,193,340)	$86,800	$2,611,281

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in U.S. dollars, except for number of shares)

	Six months ended
	February 28, 2026	February 28, 2025	February 29, 2024
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss)	$(2,618,817)	$284,988	$(90,245)
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation on property and equipment	336,094	292,208	274,221
Amortization of right-of-use assets	403,339	439,354	402,177
Unrealised gain on short-term investments	(1,760)	—	—
Realised gain on short-term investments	(18,629)	—	—
Change in operating assets and liabilities:
Accounts receivable, net	(4,876)	6,955	(19,535)
Prepaid expenses, rental deposit and other receivables	(59,375)	(248,190)	(92,193)
Inventories, net	17,922	(3,107)	(1,228)
Accounts payable, accruals and other liabilities	381,379	(61,370)	536,631
Advance from a related company	639	—	—
Tax payable	—	57	(42,311)
Operating lease liabilities	(541,067)	(498,303)	(376,658)
Net cash (used in) provided by operating activities	(2,105,151)	212,592	592,859

Cash flows from investing activities
Purchase of property and equipment	(5,457)	(47,802)	(581,617)
Prepayment for new restaurants decoration and equipment	—	(746,211)	—
Purchases of short-term investment	(137,072)	—	—
Sales proceed of short-term investment	139,731	—	—
Net cash used in investing activities	(2,798)	(794,013)	(581,617)

Cash flows from financing activities
Proceeds from bank borrowings	—	135,003	224,196
Repayment of bank borrowings	(105,031)	(228,620)	—
Payment of deferred offering costs	—	(566,466)	—
Net proceeds from share issuance	2,956,800	—	—
Advance from director	106,512	575,528	303,066
Repayment to director	(68,857)	(931,916)	(211,580)
Net cash provided by (used in) financing activities	2,889,424	(1,016,471)	315,682

Net change in cash and cash equivalents	781,475	(1,597,892)	326,924
Effect on exchange rate change on cash and cash equivalents	(31,829)	27,399	(31,259)
Cash and cash equivalents at the beginning of the period	3,369,647	2,935,971	184,738
Cash and cash equivalents at the end of the period	$4,119,293	$1,365,478	$480,403

Supplemental cash flow information
Cash paid for interest expense	$70,594	$107,058	$85,450
Cash received from interest income	31,615	13,493	21,276

Supplemental non-cash operating disclosure
Right-of-use assets obtained in exchange for lease liabilities	$972,890	$686,680	$—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization

Happy City Holdings Limited (the “Company”) is a limited liability company established under the laws of the British Virgin Islands on July 4, 2024. It is a holding company with no business operation.

The Company owns 100% equity interest of (i) A-One President Limited, a limited liability company established in Hong Kong on January 24, 2020; (ii) Topwell Gold Limited, a limited liability company established in Hong Kong on October 18, 2019; (iii) Million Great International Limited, a limited liability company established in Hong Kong on June 18, 2021, (iv) Happy City Ventures Pte. Ltd., a private company limited by shares established in Singapore on August 29, 2024 and (v) Happy City Developments Limited, a limited liability company established under the laws of the British Virgin Islands on February 9, 2026.

The Company and its subsidiaries (collectively, the “Group”) operates established hotpot restaurants in Hong Kong.

Reorganization, share split and share redesignation

A reorganization of the legal structure of the Group (the “Reorganization”) was completed on July 24, 2024. Prior to the Reorganization, A-One President Limited, Topwell Gold Limited and Million Great International Limited, the operating subsidiaries of the Company, were wholly owned and controlled by Happy City Group Limited, which was controlled by Jantin Investments Group Limited that was beneficially owned and controlled by Mr. Lam Tak Shing and Ms. Kwan Shuk Yee. As part of the Reorganization, the Company was incorporated under the laws of the British Virgin Islands on July 4, 2024 as a wholly owned subsidiary of Happy City Group Limited. On July 24, 2024, Happy City Group Limited transferred all of its ordinary shares in A-One President Limited, Topwell Gold Limited and Million Great International Limited to the Company. Consequently, the Company became the holding company of A-One President Limited, Topwell Gold Limited and Million Great International Limited on July 24, 2024. On August 29, 2024, Happy City Ventures Pte. Ltd. was incorporated in Singapore as a wholly owned subsidiary of the Company. The Company and its subsidiaries resulting from Reorganization has always been under the common control of the same controlling shareholders before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

On August 14, 2024, the Company effectuated a share split of its issued and outstanding shares at a ratio of 4,000,000 for one (the “1st Share Split”), so that there were 4,000,000 ordinary shares issued and outstanding post-1st Share Split. On the same date of its 1st Share Split, the Company allotted 2,000,000 ordinary shares in aggregate to a group of investors at the consideration of US$0.375 per share.

On September 13, 2024, the Company effectuated a further share split of its issued and outstanding shares at a ratio of 3 for one (the “2nd Share Split”, together with 1st Share Split, the “Share Split”), so that there were 18,000,000 ordinary shares issued and outstanding post-2nd Share Split. From a British Virgin Islands legal perspective, the Share Split does not have any retroactive effect on our shares prior to the effective date.

On March 4, 2025, the Company’s shareholders resolved to reclassify the Company’s authorized share capital from unlimited number of shares without par value into unlimited number of Class A Ordinary Shares, each having one (1) vote per share and Class B Ordinary Shares without par value, each having 20 votes per share (the “Share Redesignation”). Pursuant to the Share Redesignation, the 18,000,000 authorized and issued shares held by the nine shareholders were redesignated into 6,000,000 Class A Ordinary Shares and 12,000,000 Class B Ordinary Shares in aggregate.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Initial Public Offering

On June 23, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Dominari Securities LLC, as representative of the underwriters named on Schedule A thereto (the “Representative”), relating to the Company’s initial public offering (the “Offering”) of 1,110,000 Class A Ordinary Shares (the “Offering Shares”) of the Company, at an Offering price of US$5.00 per share (the “Offering Price”). Pursuant to the Underwriting Agreement, in exchange for the Representative’s firm commitment to purchase the Offering Shares, the Company agreed to sell the Offering Shares to the Representative at a purchase price of US$4.65 (93% of the public offering price per share). The Company also granted the Representative a 45-day over-allotment option to purchase up to an additional 165,000 Class A Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the Class A Ordinary Shares sold in the Offering, from the Company, less underwriting discounts and commissions and a non-accountable expense allowance.

On June 24, 2025, the Company was listed on the Nasdaq Capital Market following the completion of its share offering. The Company began trading under the ticker symbol “HCHL” on this date. On June 25, 2025, the Company closed its initial public offering of 1,100,000 Class A Ordinary Shares. On July 7, 2025, the underwriters to the Company’s initial public offering further exercised the over-allotment option partially to purchase an additional 112,000 Class A Ordinary Shares. The closing for the sale of the over-allotment shares took place on July 11, 2025. After deducting underwriting discounts and commissions and non-accountable expense allowance, the Company received net proceeds of approximately US$5,156,433.

The accompanying unaudited condensed consolidated financial statements reflect the activities of Happy City Holdings Limited and the following entities:

Subsidiaries	Date of incorporation	Jurisdiction of formation	Percentage of direct/indirect economic ownership	Principal activities
A-One President Limited	January 24, 2020	Hong Kong	100%	Hotpot restaurant
Topwell Gold Limited	October 18, 2019	Hong Kong	100%	Inactive
Million Great International Limited	June 18, 2021	Hong Kong	100%	Hotpot restaurant
Happy City Ventures Pte. Limited	August 29, 2024	Singapore	100%	Inactive
East Harmony Limited	June 26, 2024	Hong Kong	100%	Hotpot restaurant
Asia Virtue Limited	April 22, 2024	Hong Kong	100%	Inactive
Happy City Developments Limited	February 9, 2026	British Virgin Islands	100%	Inactive

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the useful lives of property and equipment and uncertain tax position. Actual results could differ from those estimates, and as such, differences could be material to the unaudited condensed consolidated financial statements.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Functional Currency and Foreign Currency Translation and transaction

The functional currency of the Group and its subsidiaries is Hong Kong Dollars. The Group’s unaudited condensed consolidated financial statements are reported using the United States Dollars (“US$” or “$”). Foreign currency transaction gains and losses are recognized upon settlement of foreign currency transactions. In addition, for unsettled foreign currency transactions, foreign currency transaction gains and losses are recognized for changes between the transaction exchange rates and month-end exchange rates. Foreign currency transaction gains and losses are included in other (expense) income, net, in the accompanying unaudited condensed consolidated statements of operations and comprehensive income in the period incurred.

The Group’s unaudited condensed consolidated financial statements are reported using the United States Dollars.

Foreign currency transaction gains and losses are recognized upon settlement of foreign currency transactions. In addition, for unsettled foreign currency transactions, foreign currency transaction gains and losses are recognized for changes between the transaction exchange rates and month-end exchange rates. Foreign currency transaction gains and losses are included in other income (expense), net, in the accompanying unaudited condensed consolidated statements of income and comprehensive income in the period incurred.

The exchange rates used to translate amounts in Hong Kong Dollars into U.S. Dollars for the purposes of preparing the unaudited condensed consolidated financial statements are as follows:-

	February 28, 2026		August 31, 2025		February 28, 2025		February 29, 2024
Balance sheet items, except for equity accounts	US$1 = HK$	7.8221	US$1 = HK$	7.8059	US$1 = HK$	7.7776	US$1 = HK$	7.8284
Items in statements of income and cash flows	US$1 = HK$	7.7879	US$1 = HK$	7.7962	US$1 = HK$	7.7974	US$1 = HK$	7.8293

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.

Level 2 —	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, other receivables, amounts due from directors, accounts payable, tax payable and, other payables, amounts due to related parties and bank borrowings approximate the fair value of the respective assets and liabilities as of February 28, 2026 and August 31, 2025 due to their short-term nature. The carrying amount of the Group’s non-current bank borrowings is considered to approximate their fair value as of February 28, 2026, and August 31, 2025 due to the borrowings’ terms and interest rates being consistent with current market conditions, and the absence of significant prepayment penalties or embedded derivatives.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group’s short-term investments are measured at fair value on a recurring basis. Short-term investments are publicly traded money market funds. The valuation for the Level 1 position is based on quoted prices in active markets. The following table presents information about the Group’s short-term investments that are measured at fair value on a recurring basis as of February 28, 2026 and August 31, 2025 and indicates the fair value hierarchy of the valuation techniques the Group utilized to determine such fair value. The valuation techniques are based on the fair value measurement on a recurring basis of the short-term investments.

As of February 28, 2026	Total	Quoted prices in active markets (level 1)	Significant other observable inputs (level 2)	Significant other unobservable input (level 3)
Publicly traded money market funds	$331,472	$331,472	$—	$—

As of August 31, 2025	Total	Quoted prices in active markets (level 1)	Significant other observable inputs (level 2)	Significant other unobservable input (level 3)
Publicly traded money market funds	$316,689	$316,689	$—	$—

The Group had no transfers between levels during any of the periods presented. The Group did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of February 28, 2026 and August 31, 2025.

Inventories, net

Inventories, net consist of food and beverages and are recorded at the lower of cost or net realizable value. Cost is determined by the first-in, first-out method. Any unusable or spoiled inventory is written off when identified.

Property and equipment, net

Property and equipment are stated at cost net of accumulated depreciation and impairment losses. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Classification	Estimated useful life
Leasehold improvements	Shorter of the lease terms or the estimated useful lives of the assets
Computer	3 years
Furniture, fixture and equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited condensed consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expensed as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Business Combinations

The Group accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the unaudited condensed consolidated statements of operations and comprehensive income.

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation. The Group maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of approximately $102,274 (HK$800,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. As of February 28, 2026, the Group has cash on hand amounted of US$10,467 and bank balance amounted of US$4,108,826 respectively.

Accounts receivable, net

Accounts receivable, net are recognized and carried at original invoiced amount less allowance for current expected credit losses (“CECL”). Accounts receivable, net are mainly represented by credit card receivables, which are collected in short period of time. The Group reviews the collectability of its receivables on an on-going basis, and has not provided for an allowance as it considers all of the counterparties historically and will be able to meet their obligations for the six months ended February 28, 2026 and year ended August 31, 2025.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Prepaid expenses, rental deposits and other receivables

Prepaid expenses, rental deposits and other receivables represent advance payments made to the service providers for future services. Prepaid expenses, rental deposits and other receivables are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if the realizability of the prepayments becomes doubtful. For the six months ended February 28, 2026, February 28, 2025 and February 29, 2024, there was no impairment recorded as the Group considers all of the prepayments fully realizable.

Allowance for current expected credit losses

Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit losses methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Asset retirement obligations

Pursuant to ASC 410, Asset Retirement and Environmental Obligations, an asset retirement obligation (“ARO”), is recorded when there is a legal obligation associated with the retirement of a tangible long-lived asset and the fair value of the liability can reasonably be estimated. Upon initial recognition, AROs are recorded as a liability at their estimated present value, with an offsetting increase to the carrying amount of the long-lived asset. Over time, the liabilities are accreted for the change in their present value through charges to cost of revenues and general and administrative costs. If the fair value of the estimated ARO changes, an adjustment is recorded to both the ARO and the asset retirement cost. Revisions in estimated liabilities can result from revisions of estimated inflation rates, escalating retirement costs, and changes in the estimated timing of settling ARO liabilities.

The total ARO consists of liabilities for decommissioning and restoration of rented restaurant store facilities to be performed in the future. The Company engaged an external valuation expert with recognized professional qualifications and recent experience to perform the valuations of the fair value of the AROs. Fair value of the AROs is determined using third-party estimates of the total restoration costs, adjusted for inflation. These values are discounted to present value using the Group’s credit adjusted risk-free rate of the related rental facility and are recorded in other long-term liabilities. Periodic accretion of the discount on the ARO is recorded in cost of revenues for operating restaurants and general and administrative costs for general offices. If ARO is settled for an amount other than the recorded amount, a gain or loss is recognized.

Related parties

The Group adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Impairment of long-lived assets

Long-lived assets, representing property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Group will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of February 28, 2026 and August 31, 2025, no impairment of long-lived assets has been recognized.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Lease

Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Group has no finance leases.

Under ASC 842, the Group determines if an arrangement is a lease at inception. Operating lease right-of-use assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Group uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

All leases are required to be capitalised in the balance sheets as right-of-use assets and lease liabilities, but accounting policy choices exist for an entity to choose not to capitalise leases which are short-term leases. The Group has elected not to recognise right-of-use assets and lease liabilities for leases for which at the commencement date have a lease term of less than 12 months. The lease payments associated with those leases have been expensed on straight-line basis over the lease term.

Long-term rental and utility deposits

Long-term rental and utility deposits represent security payments made to lessors and utility service providers for the Group’s lease agreements entered. The Group made such security payments upon the commencement of the original lease agreements. The security deposit will be refunded to the Group upon the termination or expiration of the lease agreements as well as the delivery of the vacant leased properties to the lessors by the Group.

Accounts payable

Accounts payable represent trade payables to vendors with normal credit terms of 7-25 days from month-ended invoicing.

Accrued expenses and other payables

Accrued expenses and other payables primarily include accrued salary and employee benefits, accrued expenses for the operation in the ordinary course of business.

Bank borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition — food and beverages

The Group recognizes revenue from providing food and beverage to customers in accordance with ASC Topic 606, Revenue from Contracts with Customers.

The core principle underlying ASC 606 is that the Group will recognize revenue to represent the transfer of goods to customers in an amount that reflects theconsideration to which the Group expects to be entitled to receive in exchange for those goods recognized as performance obligations are satisfied. In accordance withASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised goods to the customers, in an amount that reflectsthe consideration the Group expects to be entitled to in exchange for those goods. The following five steps are applied to achieve that core principle:

Step 1 :	Identify the contract with the customer

Step 2 :	Identify the performance obligations in the contract

Step 3 :	Determine the transaction price

Step 4 :	Allocate the transaction price to the performance obligations in the contracts

Step 5 :	Recognize revenue when the Group satisfies a performance obligation

This will require the Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods transfers to a customer.

The Group primarily generates revenue from the operation of hotpot restaurants which provide food and beverage to customers. The Group recognizes revenue when payment is tendered at the point of sale as the performance obligation has been satisfied. The single performance obligation is satisfied at a point in time when the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Group is assured that funds have been or will be collected from the customer, i.e., customers settled the amount by cash, credit card or electronic payment. The transaction price is clearly identifiable on the food menu and revenue is recognized net of discounts and incentives collected from customers. The Group has no obligations for returns, refunds or similar obligations with customers.

Cost of revenues

Cost of revenues consists of cost directly related to revenue generating activities, which primarily includes food and beverages costs, operating expenses for the hotpot restaurants, personnel-related compensation expenses, including salaries and related retirement benefit for operations personnel, and other cost directly linked to the revenue.

Employee benefit plan

Payments to the Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognized as an expense when employees have rendered service entitling them to the contributions. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income and $192 (HK$1,500) of the employee’s monthly income over $3,848 (HK$30,000).

In June 2022, the Hong Kong Government gazetted the Mandatory Provident Fund Schemes (Amendment) Ordinance 2021 (the “Amendment Ordinance”), which will eventually abolish the statutory right of an employer to reduce its long service payment payable to a Hong Kong employee by drawing on its mandatory contributions to the MPF scheme. The abolition will officially take effect on the Transition Date (i.e. May 1, 2025). Separately, the Government of the HKSAR is also expected to introduce a subsidy scheme to assist employers for a period of 25 years after the Transition Date on the LSP payable by employers up to a certain amount per employee per year.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Among other things, once the abolition of the offsetting mechanism takes effect, an employer can no longer use any of the accrued benefits derived from its mandatory MPF contributions (irrespective of the contributions made before, on or after the Transition Date) to reduce the long service payment in respect of an employee’s service from the Transition Date. However, where an employee’s employment commenced before the Transition Date, the employer can continue to use the above accrued benefits to reduce the long service payment in respect of the employee’s service up to that date; in addition, the long service payment in respect of the service before the Transition Date will be calculated based on the employee’s monthly salary immediately before the Transition Date and the years of service up to that date.

Under the Amendment Ordinance, the Group’s mandatory MPF contributions, plus/minus any positive/negative returns, after the Transition Date can continue to be applied to offset the pre-Transition Date LSP obligation but are not eligible to offset the post-Transition Date LSP obligation. Furthermore, the LSP obligation before the Transition Date will be grandfathered and calculated based on the last monthly wages immediately preceding the Transition Date and the years of service up to that date.

Selling and marketing expenses

Selling and marketing expenses primarily consist of advertising and sponsorship expenses. During the six months ended February 28, 2026, February 28, 2025 and February 29, 2024, the Group recognized advertising expenses of $97,236, $33,561 and $76,508, respectively, for web adverting and marketing campaigns to promote brand image and awareness.

Bank and credit card charges

Bank and credit card charges primarily include banking service charges and credit-card terminal processing fee levied on handling electronic payment transactions.

Other General and administrative expenses

General and administrative expenses primarily consist of personnel-related compensation expenses, including salaries and related retirement benefits for management and administrative personnel, operating expenses for office space, depreciation for property and equipment used in office space, professional services fees and other miscellaneous administrative expenses.

Interest income

Interest income is mainly generated from savings and time deposits which are less than one year, and is recognized on an accrual basis using the effective interest method. Interest income receives from banks on a monthly basis.

Interest expenses

Interest expenses represent bank borrowings for supporting general business operation and lease liabilities interests.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes

The Group accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax benefit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Group adopted ASC 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Group’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income taxes.

Comprehensive (loss) income

The Group presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income, (“ASC 220”). ASC 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the unaudited condensed consolidated financial statements. Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists of a foreign currency translation adjustment resulting from the Group translating its financial statements from functional currency into reporting currency.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. As of August 31, 2025 and 2024, the Group had no such potential material loss contingency. For other commitments and contingencies, please refer to Notes 10 and 12 for more details.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(Loss) earnings per share

The Group computes (loss) earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended February 28, 2026 and year ended August 31, 2025, there were no dilutive shares.

Deferred offering cost

The Company capitalizes certain legal and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in shareholders’ deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statements of operations. Offering costs, including legal, accounting, and filing fees related to the IPO, were deferred and were offset against the offering proceeds upon the completion of the IPO. Upon completion of the IPO, the deferred offering costs were reclassified to additional paid in capital. There were no deferred offering costs capitalized as of February 28, 2026 and August 31, 2025.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies and adopted by the Group as of the specified effective date. Unless otherwise discussed, the Group believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources.

The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. This new ASU addresses only disclosures, but did not have any material effects on its financial condition, results of operations or cash flows. Management considers that this guidance does not have a material impact to the disclosure of the Group’s unaudited condensed consolidated financial statements.

Recent accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted.

In November 2024, the FASB issued ASU no. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40). The amendments in this update enhance disclosures about a public business entity’s expense and provide more detailed information about the types of expenses included in certain notes in the unaudited condensed consolidated financial statements. ASU no. 2024-03 is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption permitted. The amendments may be applied prospectively to reporting periods after the effective date or retrospectively to all periods presented in the unaudited condensed consolidated financial statements.

Except as mentioned above, the Group’s management is currently evaluating any new disclosures that may be required upon adoption of the above ASU. The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated balance sheets, statements of (loss) income and comprehensive income and statements of cash flows.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. LIQUIDITY AND GOING CONCERN

As of February 28, 2026, the Group had a net current liabilities of $521,093, loss before income taxes of $2,618,817 and cash outflow for operating and investing activities of $2,105,151 and $2,798 respectively. As of the date of these unaudited condensed consolidated financial statements, there still exists substantial doubt that the Group will continue as a going concern. Management plans to continue to focus on improving operational efficiency and cost reductions.

The accompanying unaudited condensed consolidated financial statements have been prepared assuming the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These unaudited condensed consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Group be unable to continue as a going concern.

In assessing the Group’s liquidity, the Group monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments. The Group’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

Based on the above considerations, management believes that the Group has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months. However, there is no assurance that the Group will be successful in implementing the foregoing plans or additional financing will be available to the Group on commercially reasonable terms. There are a number of factors that could potentially arise that could undermine the Group’s plans such as (i) changes in the demand for the Group’s services, (ii) government policies, and (iii) economic conditions in Hong Kong and worldwide. The Group’s inability to secure needed financing when required may require material changes to the Group’s business plan and could have a material impact on the Group’s financial conditions and result of operations.

4. SEGMENT INFORMATION

ASC Topic 280, Segment Reporting, requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the CODM.

The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s chief operating decision maker (“CODM”) is the Chief Executive Officer. Management, including the CODM, reviews operation results by the revenue of different products or services. Based on the management’s assessment, the Group has determined that it has only one operating segment. All assets of the Group are located in Hong Kong and all revenue is generated in Hong Kong as of February 28, 2026, February 28, 2025 and February 29, 2024.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of
	February 28, 2026	August 31, 2025
	(Unaudited)	(Audited)
Accounts receivable, net	$36,607	$31,731

During the six months ended February 28, 2026 and the year ended August 31, 2025, the Group had no allowance for current expected credit losses. No provision for current expected credit loss was made for the six months ended February 28, 2026, February 28, 2025 and February 29, 2024.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. ACCOUNTS RECEIVABLE, NET (cont.)

As of February 28, 2026 and August 31, 2025, the ageing analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	As of
	February 28, 2026	August 31, 2025
	(Unaudited)	(Audited)
Within 30 days	$36,607	$31,731
Total	$36,607	$31,731

6. PREPAID EXPENSES, RENTAL DEPOSIT AND OTHER RECEIVABLES

Prepaid expenses, rental deposit and other receivables, consisted of the following:

	As of
	February 28, 2026	August 31, 2025
	(Unaudited)	(Audited)
Prepaid insurance expenses	$8,010	$8,022
Prepayments for promotion expenses	1,023	2,750
Prepayments for repair and maintenance fee	10,537	3,291
Prepaid general IT expense	16,603	11,897
Rental deposit	391,728	359,319
Others	32,964	16,211
Total	$460,865	$401,490

7. INVENTORIES, NET

Inventories, net consisted of the following:

	As of
	February 28, 2026	August 31, 2025
	(Unaudited)	(Audited)
Foods	$14,275	$31,057
Beverage	2,074	3,035
Consumables	908	1,087
Total	$17,257	$35,179

No impairment on inventories were recorded for the six months ended February 28, 2026, February 28, 2025 and February 29, 2024.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of
	February 28, 2026	August 31, 2025
	(Unaudited)	(Audited)
At cost:
Leasehold improvements	$1,768,962	$1,772,634
Computer	85,381	84,404
Furniture, fixture and equipment	1,624,134	1,622,060
Sub-total	3,478,477	3,479,098
Less: accumulated depreciation	(1,730,813)	(1,399,087)
Net book value	1,747,664	2,080,011

Depreciation expenses recognized for the six months ended February 28, 2026, February 28, 2025 and February 29, 2024 were $336,094, $292,208 and $274,221, respectively. The management is in the opinion that the segment has operating profit during the period. Based on the management’s assessment, no impairment loss was recorded for the six months ended February 28, 2026, February 28, 2025 and February 29, 2024.

9. LONG-TERM RENTAL, UTILITY AND OTHER DEPOSITS

Long-term rental, utility and other deposits, consisted of the following:

	As of
	February 28, 2026	August 31, 2025
	(Unaudited)	(Audited)
Rental deposits	$571,861	$308,495
Utility and other deposits	86,217	154,369
Total	$658,078	$462,864

10. BANK BORROWINGS

Bank borrowings were analyzed as follows:

	As of
	February 28, 2026	August 31, 2025
	(Unaudited)	(Audited)
Bank borrowings – secured and guaranteed	$3,070,258	$3,159,319
Less: repayable on demand or current portion within one year	(3,070,258)	(3,159,319)
Long-term loan, net of current portion	$—	$—

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. BANK BORROWINGS (cont.)

Maturities of the bank borrowings were as follows:

As of February 28, 2026
(Unaudited)
Year ending August 31, 2026 (remainder of year)	$1,900,063
Year ending August 31, 2027	270,834
Year ending August 31, 2028	270,834
Year ending August 31, 2029	270,834
Year ending August 31, 2030 and thereafter	554,036
Total bank borrowings repayment	3,266,601
Less: imputed interest	(196,343)
Total	$3,070,258

As of August 31, 2025
(Audited)
Year ending August 31, 2026	$1,887,508
Year ending August 31, 2027	272,003
Year ending August 31, 2028	272,003
Year ending August 31, 2029	272,003
Year ending August 31, 2030 and thereafter	621,233
Total bank borrowings repayment	3,324,750
Less: imputed interest	(165,431)
Total	$3,159,319

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. BANK BORROWINGS (cont.)

Bank borrowings as of February 28, 2026 (unaudited) and August 31, 2025 (audited) were as follows:

Lender	Type	Maturity date	Currency	Weighted average interest rate as of		Balance as of
				February 28, 2026	August 31, 2025	February 28, 2026	August 31, 2025
(1) Bank of China	Installment loan	September 9, 2029	HK$	0.24%	0.25%	$415,269	$470,758
(2) Fubon bank	Installment loan	May 10, 2033	HK$	1.33%	1.75%	1,064,038	1,073,057
(3) China Citic Bank	Revolving loan	due on demand within one year	HK$	3.45%	3.56%	1,590,951	1,615,504
						3,070,258	3,159,319

Note:

(1)	The banking facilities were guaranteed as follows:

(a)	The banking facilities were guaranteed by HKMC Insurance Limited (“HKMC”) under the SME Financing Guarantee Scheme (“SME scheme”); and

(b)	Personal guaranteed amount of US$771,448 (HK$6,000,000) provided by Mr. Lam

(2)	The banking facilities were guarantee as follows:

(a)	The banking facilities were guaranteed by HKMC Insurance Limited (“HKMC”) under the SME Financing Guarantee Scheme (“SME scheme”); and

(b)	A joint and several personal guarantee by Mr. Lam and Miss. Kwan for amount of not less than $1,157,172 (HK$9,000,000)

(3)	The banking facilities were guaranteed and secured as follows:

(a)	Unlimited corporate and joint personal guarantee by Mr. Lam and Miss. Kwan;

(b)	A first legal charge/mortgage and rental assignment over the property from its related parties executed in favour of the Bank.

(c)	Assignment of life insurance benefit from insurance policy in respect of policy owner on the life of Miss. Kwan to the Bank.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of
	February 28, 2026	August 31, 2025
	(Unaudited)	(Audited)
Accrued payroll expenses	$209,182	$117,327
Accrued employee benefits (Note (a))	110,152	115,335
Accrued repairs and maintenance expenses	181,183	62,579
Accrued expense for shop decoration and fixture fee	29,255	169,464
Accrued rental	322,477	—
Accrued promotion and membership expense	59,930	42,048
Sub-total	912,179	506,753

Other payables
Bank loan interest payables	—	3,374
Other expenses	123,597	162,329
Sub-total	123,597	165,703

Total	$1,035,776	$672,456

Note	(a):	Included in accrued employee benefits were provision for long service payment amounted to $108,004 and $108,228 as of February 28, 2026 and August 31, 2025, respectively.

12. OPERATING LEASES

The Group entered into leases for use of office, and restaurant store premises in Hong Kong. The short-term lease was entered into in relation to the warehouse. During the six months ended February 28, 2026, February 28, 2025 and February 29, 2024, the rental expense was amounted to $5,139, $4,979 and $4,958 respectively. The Group’s total cash payment of leases classified as operating lease, was amounted to $433,827, $487,336 and $485,054 for the six months ended February 28, 2026, February 28, 2025 and February 29, 2024, respectively. These payments are included in the Group’s operating cash flows.

The Group’s operating lease assets and lease liabilities recognized in the unaudited condensed consolidated balances sheets consisted of the following:

	As of
	February 28, 2026	August 31, 2025
	(Unaudited)	(Audited)
Operating leases:
Operating lease right-of-use assets, net	$1,595,367	$1,024,769

	As of
	February 28, 2026	August 31, 2025
	(Unaudited)	(Audited)
Operating lease liabilities:
Current operating lease obligation	$1,027,368	$831,297
Non-current operating lease obligation	909,035	564,039
Total	$1,936,403	$1,395,336

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. OPERATING LEASES (cont.)

	As of
	February 28, 2026	August 31, 2025
	(Unaudited)	(Audited)
Operating leases:
Weighted average remaining lease term (years)	0.19	1.56
Weighted average discount rate	5.44%	5.59%

The maturity analysis of the Company’s operating lease obligations as of February 28, 2026 and August 31, 2025 were as follows:

Operating leases
As of February 28, 2026
Year ending August 31, 2026 (remainder)	$676,324
Year ending August 31, 2027	826,632
Year ending August 31, 2028	497,309
Future minimum operating lease payment	2,000,265
Less: imputed interest	(63,862)
Operating lease liabilities recognized in the consolidated balance sheet	$1,936,403

Operating leases
As of August 31, 2025
Year ending August 31, 2026	$885,875
Year ending August 31, 2027	498,184
Year ending August 31, 2028	71,100
Future minimum operating lease payment	1,455,159
Less: imputed interest	(59,823)
Operating lease liabilities recognized in the consolidated balance sheet	$1,395,336

Variable lease payments

Leases of restaurants are either with only fixed lease payments or contain variable lease payment that are based on 10% to 12% of sales with minimum monthly lease payments that are fixed over the lease term for the six months ended February 28, 2026, February 28, 2025 and February 29, 2024. The payment terms are common in restaurants in Hong Kong and areas where the Group operates. The amounts of fixed and variable lease payments paid to relevant lessors for the six months ended February 28, 2026, February 28, 2025 and February 29, 2024 are as follows:

	Number of leases	Fixed payments	Variable payments	Total payments
For the six months ended February 28, 2026
Lease without variable lease payments	2	$141,622	—	$141,622
Lease with variable lease payments	2	354,011	—	354,011
Warehouse without variable lease payments	1	5,139	—	5,139
Total	5	$500,772	—	$500,772

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. OPERATING LEASES (cont.)

	Number of leases	Fixed payments	Variable payments	Total payments
For the six months ended February 28, 2025
Lease without variable lease payments	2	$242,686	—	$242,686
Lease with variable lease payments	2	244,650	—	244,650
Warehouse without variable lease payments	1	4,979	—	4,979
Total	5	$492,315	—	$492,315

	Number of leases	Fixed payments	Variable payments	Total payments
For the six months ended February 29, 2024
Lease without variable lease payments	2	$347,111	—	$347,111
Lease with variable lease payments	1	137,943	—	137,943
Warehouse without variable lease payments	1	4,958	—	4,958
Total	4	$490,012	—	$490,012

The overall financial effect of using variable payment terms is that higher rental costs are incurred by restaurants with higher sales. Variable rental expenses are expected to continue to represent a similar proportion of restaurants sales in future years.

13. Amount due to a director

	As of
	February 28, 2026	August 31, 2025
	(Unaudited)	(Audited)
Amount due to a director	$43,465	$38,095

The amount due to a director was unsecured, non-interest bearing and repayable on demand.

14. LONG SERVICE PAYMENT OBLIGATION

Hong Kong employees are entitled to long service payments (“LSP”) in accordance with the Hong Kong Employment Ordinance under certain circumstances. These circumstances include where an employee is dismissed for reasons other than serious misconduct or redundancy, that employee resigns at the age of 65 or above, or the employment contract is of fixed term and expires without renewal. The amount of long service payments is determined with reference to the employee’s final salary (capped at $2,885 (HK$22,500) and the years of service, reduced by the amount of any accrued benefits derived from the Group’s contributions to MPF scheme, with an overall cap of $50,000 (HK$390,000) per employee. Currently, the Group does not have any separate funding arrangement in place to meet its LSP obligation.

In June 2022, the Hong Kong Government gazetted the Amendment Ordinance, which will eventually abolish the statutory right of an employer to reduce its LSP payable to a Hong Kong employee by drawing on its mandatory contributions to the MPF scheme. The Hong Kong Government has subsequently announced that the Amendment Ordinance will come into effect from May 1, 2025 (the “Transition Date”). Separately, the Government is also expected to introduce a subsidy scheme to assist employers after the abolition.

Among other things, once the abolition of the offsetting mechanism takes effect, an employer can no longer use any of the accrued benefits derived from its mandatory MPF contributions (irrespective of the contributions made before, on or after the Transition Date) to reduce the LSP in respect of an employee’s service from the Transition Date. However, where an employee’s employment commenced before the Transition Date, the employer can continue to use the above accrued benefits to reduce the LSP in respect of the employee’s service up to that date; in addition, the LSP in respect of the service before the Transition Date will be calculated based on the employee’s monthly salary immediately before the Transition Date and the years of service up to that date.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. LONG SERVICE PAYMENT OBLIGATION (cont.)

The present value of unfunded obligations and its movements are as follows:

Long services payment obligations
Balance as of September 1, 2025	$108,228
Addition	—
Exchange realignment	(224)
Balance as of February 28, 2026	$108,004

Long services payment obligations
Balance as of September 1, 2024	$124,810
Addition	(16,448)
Exchange realignment	(134)
Balance as of August 31, 2025	$108,228

15. EMPLOYEE BENEFITS GOVERNMENT PLAN

The Group made contribution to the MPF Scheme for all qualifying employees in Hong Kong, in accordance with the requirements of relevant regulation. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of the trustee.

16. COST OF REVENUES

Cost of revenues consists of cost directly related to revenue generating activities. The following table shows disaggregated cost of revenues by major categories for six months ended February 28, 2026, February 28, 2025 and February 29, 2024:

	For six months ended
	February 28, 2026	February 28, 2025	February 29, 2024
Food and beverages	$1,147,503	$1,226,775	$1,225,912
Payroll and employee benefits expenses	490,358	635,998	671,321
Utilities expenses (restaurants)	99,263	101,913	92,437
Repairs and maintenance expenses (restaurants)	27,662	33,687	37,627
Building management fee (restaurants)	184,305	218,497	182,325
Depreciation of property and equipment	336,094	292,208	274,221
Amortization of right-of-use assets	403,339	439,354	402,177
Cleaning expense	103,435	117,023	122,934
Consumables	10,995	19,602	30,827
Others	44,917	27,971	3,673
Total	$2,847,871	$3,113,028	$3,043,454

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

17. OTHER INCOME

The following table shows other income for six months ended February 28, 2026, February 28, 2025 and February 29, 2024:

	For six months ended
	February 28, 2026	February 28, 2025	February 29, 2024
Othe income – third parties
Bank interest income	$31,615	$2,482	$733
Other	15,486	3,577	31,419

Othe income – related parties
Manpower support income – related parties (Note)	—	—	84,063
Total	$47,101	$6,059	$116,215

Note: The manpower support income were for secondment of staff to related companies as set at Note 20.

18. INCOME TAXES

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to approximately $256,410 (HK$2,000,000), and 16.5% on any part of assessable profits approximately $256,410 (HK$2,000,000).

Income tax (benefit) expense consisted of the following components:

	For the six months ended
	February 28, 2026	February 28, 2025	February 29, 2024
	(Unaudited)	(Unaudited)	(Unaudited)
Hong Kong:
Current tax	$—	$(12,633)	$—
Deferred tax	—	34,905	(42,885)
Total	$—	$22,272	$(42,885)

The following tables provide the reconciliation of the differences between the statutory and effective tax rates following as of February 28, 2025 and February 29, 2024:

	For the six months ended
	February 28, 2026	February 28, 2025	February 29, 2024
	(Unaudited)	(Unaudited)	(Unaudited)
Income (loss) before income taxes	$(2,220,805)	$307,260	(133,130)
Tax at Hong Kong statutory tax rate of 16.5%	(366,433)	50,698	(21,967)
Tax effect on non-assessable income	(61,740)	(2,885)	(552)
Tax effect on non-deductible expenses	358,605	—	1,075
Tax effect on temporary differences	69,568	—	—
Tax reduction allowed by Hong Kong government	—	(192)	(383)
Change in valuation allowance	—	(4,188)	—
Effect of two-tier tax rate	—	(21,161)	(21,058)
Income tax expense/(benefit)	—	22,272	(42,885)

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

18. INCOME TAXES (cont.)

The Group’s effective tax rate was as follows as of February 28, 2026 and August 31, 2025:

HKSAR profits tax rate at 16.5% and 16.5% respectively. The Group’s effective tax rate was 7.20% and 1.32% respectively.

Significant components of deferred tax were as follows:

The significant components of the Group’s deferred tax assets are as follows:

	As of
	February 28, 2026	August 31, 2025
	(Unaudited)	(Audited)
Components of deferred tax assets:
Net operating loss carried forward	$295,662	$216,727
Property, plant and equipment	71,135	71,282
Lease	224,527	224,993
Total deferred tax assets	591,324	513,002
Less: valuation allowance	(295,662)	(216,727)
Net deferred tax assets	295,662	296,275

Deferred tax liabilities
Property, plant and equipment	(86,625)	(86,805)
Lease	(168,737)	(169,087)
Deferred tax liabilities	$(255,362)	$(255,892)
Exchange difference	—	(50)
Net deferred tax	$40,300	$40,333

As of February 28, 2026 and as of August 31, 2025, the Group has net operating loss carried forward of $2,104,059 and $1,313,497 respectively. These losses can offset future taxable income and can be carried forward indefinitely. As of February 28, 2026 and as of August 31, 2025, the management of the Company considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. The Company believed that it was more likely than not that the Company will be unable to fully utilize its deferred tax assets. As a result, valuation allowance of $295,662 and $216,727 were recorded against the gross deferred tax asset balance as of February 28, 2026 and August 31, 2025.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

19. EARNINGS PER SHARE

Basic earnings per share is calculated on the basis of weighted average outstanding ordinary shares.

The following table sets forth the computation of the Company’s basic and diluted earnings per share

	For six months ended February 28, 2026		For six months ended February 28, 2025		For six months ended February 29, 2024
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Numerator:
Net income (loss) attributable to ordinary shareholders	(2,618,817)	(2,618,817)	$284,988	$284,988	$ N/A	$(90,245)
Allocation of net income (loss) between Class A and Class B Ordinary Shares	(1,044,869)	(1,724,713)	94,996	189,992	N/A	(90,245)
Denominator:
Weighted average number of ordinary shares	7,269,863	12,000,000	6,000,000	12,000,000	—	12,000,000

Earnings (loss) per share – Basic and diluted*	(0.14)	(0.14)	0.02	0.02	N/A	(0.01)

*	Retrospectively restated for effect of share recapitalization (Note 1)

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

20. RELATED PARTY TRANSACTIONS

The related party transactions were as follows:

Name	Relationship	Nature	For six months ended
			February 28, 2026	February 28, 2025	February 29, 2024
			(Unaudited)	(Unaudited)	(Unaudited)
Vincent International Limited	Mr. Lam, was also the director of the related company	Manpower support income	—	—	(10,393)
Marvellous Tech Limited	Mr. Lam, was also the director of the related company	Manpower support income	—	—	(73,670)
Superior Fastening (HK) Limited	Mr. Lam, was also the director of the related company	Licensing fee expenses	—	—	16,910

21. RISKS AND UNCERTAINTIES

Credit risk

The Group’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances and accounts receivable, net. Concentration of credit risk with respect to accounts receivable, net is limited due to the short repayment period.

Bank balances

The Group believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company’s Hong Kong subsidiary is located.

Other receivables

The Group is exposed to risk from other receivables. These assets are subject to credit evaluations. An allowance, where applicable, is made for estimated unrecoverable amounts that have been determined by reference to past default experience and the current economic environment.

Interest rate risk

The Group is exposed to cash flow interest rate risk through changes in interest rates related mainly to the Group’s bank borrowings and bank balances. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Group’s exposures on an ongoing basis and will consider hedging the interest rate should the need arise.

Foreign currency risk

The Company is not exposed to significant foreign currency risk.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Typically, the Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

21. RISKS AND UNCERTAINTIES (cont.)

Market and geographic risk

The Group’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

22. SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was incorporated as a British Virgin Islands business company with limited liability on July 4, 2024 under the laws of the British Virgin Islands. In connection with the incorporation, on the same date of its incorporation, Happy City Holdings Limited issued a total of 1 share of its ordinary shares to its sole shareholder, Happy City Group Limited, at the consideration of US$1. On August 14, 2024, the Company effectuated a share split of its issued and outstanding shares at a ratio of 4,000,000 for one (the “1st Share Split”), so that there were 4,000,000 ordinary shares issued and outstanding post-1st Share Split. On the same date of its 1st Share Split, the Company allotted 2,000,000 ordinary shares in aggregate to a group of investors at the consideration of US$0.375 per share. On September 13, 2024, the Company effectuated a further share split of its issued and outstanding shares at a ratio of 3 for one (the “2nd Share Split”, together with 1st Share Split, the “Share Split”), so that there were 18,000,000 ordinary shares issued and outstanding post-2nd Share Split. On March 4, 2025, the Company’s stockholders resolved to reclassify the Company’s authorized share capital from unlimited number of shares without par value into unlimited number of Class A Ordinary Shares, each having one (1) vote per share and Class B Ordinary Shares without par value, each having 20 votes per share. Pursuant to the Share Redesignation, the 18,000,000 authorized and issued shares held by the nine stockholders were redesignated into 6,000,000 Class A Ordinary Shares and 12,000,000 Class B Ordinary Shares in aggregate.

From a British Virgin Islands legal perspective, the Share Split does not have any retroactive effect on our shares prior to the effective date. However, references to our Ordinary Shares in this annual report are presented on a post-Share Split basis, or as having been retroactively adjusted and restated to give effect to the Share Split, as if the Share Split had occurred by the relevant earlier date.

On March 4, 2025, the Company’s stockholders resolved to reclassify the Company’s authorized share capital from unlimited number of shares without par value into unlimited number of Class A Ordinary Shares, each having one (1) vote per share and Class B Ordinary Shares without par value, each having 20 votes per share (the “Share Redesignation”). Pursuant to the Share Redesignation, the 18,000,000 authorized and issued shares held by the nine stockholders were redesignated into 6,000,000 Class A Ordinary Shares and 12,000,000 Class B Ordinary Shares in aggregate.

HAPPY CITY HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

22. SHAREHOLDERS’ EQUITY (cont.)

On June 23, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Dominari Securities LLC, as representative of the underwriters named on Schedule A thereto (the “Representative”), relating to the Company’s initial public offering (the “Offering”) of 1,100,000 Class A Ordinary Shares (the “Offering Shares”) of the Company, at an Offering price of US$5.00 per share (the “Offering Price”). Pursuant to the Underwriting Agreement, in exchange for the Representative’s firm commitment to purchase the Offering Shares, the Company agreed to sell the Offering Shares to the Representative at a purchase price of US$4.65 (93% of the public offering price per share). The Company also granted the Representative a 45-day over-allotment option to purchase up to an additional 165,000 Class A Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the Class A Ordinary Shares sold in the Offering, from the Company, less underwriting discounts and commissions and a non-accountable expense allowance.

On June 24, 2025, the Company was listed on the Nasdaq Capital Market following the completion of its share offering. The Company began trading under the ticker symbol “HCHL” on this date. On June 25, 2025, the Company closed its initial public offering of 1,100,000 Class A Ordinary Shares. On July 7, 2025, the underwriters to the Company’s initial public offering further exercised the over-allotment option partially to purchase an additional 112,000 Class A Ordinary Shares. The closing for the sale of the over-allotment shares took place on July 11, 2025. After deducting underwriting discounts and commissions and non-accountable expense allowance, the Company received net proceeds of approximately US$5,156,433.

As a result of the initial public offering, the excess purchase price over par value is allocated to additional paid-in capital amounted to $4,011,020, which met the criteria for equity classification under applicable U.S. GAAP.

On February 27, 2026, the Company entered into a private placement subscription agreement with a group of individual and institutional investors to issue 10,560,000 Class A ordinary shares at US$0.28 per share, raising US$2,956,800 through a private placement transaction, which resulted in the increase in the Company’s outstanding share capital to 17,772,000 Class A and 12,000,000 Class B ordinary shares.

23. SUBSEQUENT EVENT

On April 21, 2026, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (the “Investor”), whereby the Company shall have the right, but not the obligation, to issue to the Investor, and the Investor shall have the obligation to subscribe for, Company’s Class A ordinary shares of no par value (the “Class A Ordinary Shares”), for an aggregate subscription amount of up to $20 million (the “Commitment Amount”), over the course of 36 months after the date of the SEPA upon notice from the Company from time to time (each such occurrence, an “Advance”), subject to the restrictions and satisfaction of the conditions in the SEPA. As at the date of the unaudited condensed consolidated financial statements, 72,401 Class A Ordinary Shares were issued to the Investor under the SEPA.

On May 31, 2026 and July 11, 2026, the Company’s restaurants located in Kwun Tong and Mong Kok ceased operations due to sustained operating losses, respectively, and management has evaluated the impact of these events on the Company’s financial position and results of operations. Management has determined that the closure represents a non-adjusting subsequent event under applicable accounting standards. Accordingly, no adjustments have been made to the unaudited condensed consolidated financial statements as of and for the six months ended February 28, 2026. The Company does not expect the closure to have a material adverse effect on its overall financial condition or liquidity.

On August 14, 2026, the Company entered into a share purchase agreement with the shareholders (collectively, the “Vendors”) of Wing Shing International Consultancy Limited, a company incorporated under the laws of Hong Kong (the “Target”). Pursuant to the Agreement, the Company agreed to purchase, and the Vendors agreed to sell, the entire issued share capital of the Target (the “Sale Shares”). In consideration for the Sale Shares, the Company will issue an aggregate of 1,312,487 Class A Ordinary Shares (the “Consideration Shares”) at an issue price of US$1.98 per Class A Ordinary Share, representing an aggregate consideration of US$2,598,726 (the “Acquisition”).

Except for above, the Group did not have any material subsequent event need to disclose or adjust.